UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

OMNOVA SOLUTIONS INC.

(Name of Issuer)
Common Stock, par value $0.10 per share

(Title of Class of Securities)
682129101

(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 682129101	SCHEDULE 13G/A	Page 2 of 12 Pages

1		NAME OF REPORTING PERSONS ARP Americas LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,877,791
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 2,877,791
	8	SHARED DISPOSITIVE POWER
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,877,791
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.42%
12		TYPE OF REPORTING PERSON IV

CUSIP No. 682129101	SCHEDULE 13G/A	Page 3 of 12 Pages

1		NAME OF REPORTING PERSONS Asset Management Exchange Master ICAV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,311,877
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 2,311,877
	8	SHARED DISPOSITIVE POWER
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,311,877
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.15%
12		TYPE OF REPORTING PERSON OO

CUSIP No. 682129101	SCHEDULE 13G/A	Page 4 of 12 Pages

1		NAME OF REPORTING PERSONS CRO ARC AAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 356,449
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 356,449
	8	SHARED DISPOSITIVE POWER
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 356,449
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.79%
12		TYPE OF REPORTING PERSON OO

CUSIP No. 682129101	SCHEDULE 13G/A	Page 5 of 12 Pages

1		NAME OF REPORTING PERSONS LMAP 902 Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 149,292
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 149,292
	8	SHARED DISPOSITIVE POWER
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,292
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.33%
12		TYPE OF REPORTING PERSON OO

CUSIP No. 682129101	SCHEDULE 13G/A	Page 6 of 12 Pages

1		NAME OF REPORTING PERSONS ARP Alternative Risk Premia 2X Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 44,916
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 44,916
	8	SHARED DISPOSITIVE POWER
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,916
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.10%
12		TYPE OF REPORTING PERSON OO

CUSIP No. 682129101	SCHEDULE 13G/A	Page 7 of 12 Pages

1		NAME OF REPORTING PERSONS ARP Alternative Risk Premia Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 15,257
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 15,257
	8	SHARED DISPOSITIVE POWER
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,257
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.03%
12		TYPE OF REPORTING PERSON OO

CUSIP No. 682129101	SCHEDULE 13G/A	Page 8 of 12 Pages

Item 1.	(a) Name of Issuer

OMNOVA Solutions Inc.

Item 1.	(b) Address of Issuer’s Principal Executive Offices

25435 Harvard Road

Beechwood, OH 44122-6201

Item 2.	(a) Name of Person Filing

ARP Americas LP

Asset Management Exchange Master ICAV

CRO ARC AAL, LLC

LMAP 902 Limited

ARP Alternative Risk Premia 2X Master Fund Ltd.

ARP Alternative Risk Premia Master Fund Ltd.

(b) Address of Principal Business Office, or, if none, Residence

ARP Americas LP

1120 Avenue of the Americas, 15th Floor

New York, NY 10036

Asset Management Exchange Master ICAV

Riverside One, 37 - 42 Sir John Rogerson’s Quay

Grand Canal Dock

Dublin 2, D02 X576 Ireland

CRO ARC AAL, LLC

C/O FRM Investment Management (USA) LLC

452 Fifth Avenue, 26th Floor

New York, NY 10018

LMAP 902 Limited

Lighthouse Investment Partners, LLC

3801 PGA Boulevard, Suite 500

Palm Beach Gardens, FL 33410

ARP Alternative Risk Premia 2X Master Fund Ltd.

Paget - Brown Trust Company Ltd.

P.O. Box 1111

Boundary Hall

Cricket Square, Grand Cayman Islands

ARP Alternative Risk Premia Master Fund Ltd.

Paget - Brown Trust Company Ltd.

P.O. Box 1111

Boundary Hall

Cricket Square, Grand Cayman Islands

(c) Citizenship

ARP Americas LP

New York

Asset Management Exchange Master ICAV

Ireland

CRO ARC AAL, LLC

Delaware

LMAP 902 Limited

Cayman Islands

ARP Alternative Risk Premia 2X Master Fund Ltd.

Cayman Islands

ARP Alternative Risk Premia Master Fund Ltd.

Cayman Islands

Item 2.	(d) Title of Class of Securities

Common Stock, par value $0.10 per share (the “Common Stock”)

Item 2.	(e) CUSIP No.:

682129101

CUSIP No. 682129101	SCHEDULE 13G/A	Page 9 of 12 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 682129101	SCHEDULE 13G/A	Page 10 of 12 Pages

Item 4. Ownership

Information with respect to the Reporting Persons' ownership of the Common Stock as of December 31, 2019, is incorporated by reference to items (5) - (9) and (11) of the cover page of the respective Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 682129101	SCHEDULE 13G/A	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2020

ARP Americas LP

By:	/s/ Andrew Flynn
Andrew Flynn, Chief Operating Officer

Asset Management Exchange Master ICAV

By:	/s/ Andre Brewer
Andre Brewer, Director

CRO ARC AAL, LLC

By:	/s/ Andrew Flynn
Andrew Flynn, Chief Operating Officer

LMAP 902 Limited

By:	/s/ Andrew Flynn
Andrew Flynn, Chief Operating Officer

ARP Alternative Risk Premia 2X Master Fund Ltd.

By:	/s/ Andrew Flynn
Andrew Flynn, Director

ARP Alternative Risk Premia Master Fund Ltd.

By:	/s/ Andrew Flynn
Andrew Flynn, Director

CUSIP No. 682129101	SCHEDULE 13G/A	Page 12 of 12 Pages

Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: January 27, 2020

ARP Americas LP

By:	/s/ Andrew Flynn
Andrew Flynn, Chief Operating Officer

Asset Management Exchange Master ICAV

By:	/s/ Andre Brewer
Andre Brewer, Director

CRO ARC AAL, LLC

By:	/s/ Andrew Flynn
Andrew Flynn, Chief Operating Officer

LMAP 902 Limited

By:	/s/ Andrew Flynn
Andrew Flynn, Chief Operating Officer

ARP Alternative Risk Premia 2X Master Fund Ltd.

By:	/s/ Andrew Flynn
Andrew Flynn, Director

ARP Alternative Risk Premia Master Fund Ltd.

By:	/s/ Andrew Flynn
Andrew Flynn, Director